Exhibit 99.1
PETRO-CANADA

Annual Meeting of Shareholders
of
Petro-Canada

April 25, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

1.	The following directors were elected to hold office until the next Annual Meeting of Shareholders or until their successors are appointed:

Director	For	Withheld

Ron A. Brenneman	305,851,387	631,497
Angus A. Bruneau	306,121,137	361,747
Gail Cook-Bennett	306,125,063	357,821
Richard J. Currie	304,601,221	1,881,663
Claude Fontaine	305,801,424	681,460
Paul Haseldonckx	306,147,210	335,674
Thomas E. Kierans	305,782,535	700,349
Brian F. MacNeill	305,822,195	660,689
Maureen McCaw	306,119,779	363,105
Paul D. Melnuk	306,118,086	364,798
Guylaine Saucier	305,809,220	673,664
James W. Simpson	306,124,762	358,122

2.	Deloitte & Touche LLP, Chartered Accountants, was appointed to serve as Petro-Canada’s independent auditors until the next Annual Meeting of Shareholders, with the directors to fix its remuneration.

For	Withheld
306,009,794 (99.85%)	473,050 (0.15%)

Anyone wishing additional information may contact Investor Inquiries at (403) 296-4040; fax (403) 296-3061 or by email at investor@petro-canada.ca

/s/ Hugh L. Hooker
Hugh L. Hooker
Associate General Counsel
and Corporate Secretary